Exhibit 12.1

DAVITA HEALTHCARE PARTNERS INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less noncontrolling interests. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in thousands, except share data)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$723,136	$1,309,673	$1,124,978	$1,001,304	$916,605
Add:
Debt expense	408,380	410,294	429,943	288,554	241,090
Interest portion of rent expense	166,821	149,432	137,558	112,424	95,919
Less: Noncontrolling interests	(158,304)	(140,949)	(124,276)	(105,891)	(95,899)
	416,897	418,777	443,225	295,087	241,110
	$1,140,033	$1,728,450	$1,568,203	$1,296,391	$1,157,715
Fixed charges:
Debt expense	408,380	410,294	429,943	288,554	241,090
Interest portion of rent expense	166,821	149,432	137,558	112,424	95,919
Capitalized interest	9,723	7,888	6,408	8,127	4,887
	$584,924	$567,614	$573,909	$409,105	$341,896
Ratio of earnings to fixed charges	1.95	3.05	2.73	3.17	3.39